UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve (240) 295-1600 8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 4

CUSIP No. 169905-10-6
1	Name of Reporting Person Christine Ann Shreve
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting Power 0
	8	Shared Voting Power 4,123,800
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,123,800
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,123,800
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 6.92%
14	Type of Reporting Person IN

CUSIP No. 169905-10-6	13D	Page 3 of 4

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

10750 Columbia Pike

Silver Spring, MD 20901

(c)	Title and Class of Securities:

Common Stock, par value $0.01 per share

Item 2.	Identity and Background

(a)	Name:

Christine Ann Shreve (“Ms. Shreve” or the “Reporting Person”)

(b)	Business Address:

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

(c)	Present Principal Employment:

President, Realty Investment Company, Inc.

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

Ms. Shreve shares voting and dispositive control of certain shares of the Issuer resulting from four transfers of previously reported shares owned by other existing Schedule 13D reporting persons (Dr. Bruce Bainum, Ms. Barbara Bainum, and Ms. Roberta Bainum – the “Bainum Family Members”)into three private family LLCs for which Ms. Shreve is the Managing Member. These three private family LLCs are owned by the transferring reporting persons and their families. The third transfer into these private family LLCs on March 30, 2010 brought the beneficial ownership of Ms. Shreve to the reporting threshold. A portion of the LLC interests of the family LLCs for each of the Bainum Family Members have been transferred to separately established Grantor Retained Annuity Trusts (“GRATs”)for the benefit of the respective individual Bainum Family Member. Ms. Shreve has been appointed the Trustee for each of the GRATs.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

4,123,800. Includes 2,800 shares of common stock owned jointly by Ms. Shreve and her husband; 1,175,000 shares owned by Shadow Holdings, LLC in which Ms. Shreve is the Managing Member and has shared voting and dispositive authority; 1,516,000 shares owned by Posadas Holdings, LLC in which Ms. Shreve is the Managing Member and has shared voting and dispositive authority; and 1,430,000 shares owned by Sweetwater Holdings, LLC in which Ms. Shreve is the Managing Member and has shared voting and dispositive authority.

CUSIP No. 169905-10-6	13D	Page 4 of 4

(b)	Number of shares as to which such person has:

(i)	Sole Voting Power

0

(ii)	Shared Voting Power

4,123,800

(iii)	Sole Dispositive Power

0

(iv)	Shared Dispositive Power

4,123,800

(c)	A schedule of transactions effected in the last sixty days is as follows:

On March 30, 2010, an existing Schedule 13D reporting person (Ms. Roberta Bainum) transferred 1,430,000 shares of common stock previously reported as owned by her into a newly formed private family LLC owned entirely by Ms. Roberta Bainum and her family. This same transaction was also done by two other existing Schedule 13D reporting persons on December 21, 2009 (Dr. Bruce Bainum - 800,000 shares) and on March 30, 2010 (Ms. Barbara Bainum - 1,175,000 shares). Ms. Shreve shares beneficial ownership with each of these existing transferring reporting persons resulting from her role as the Managing Member of each of these three private family LLCs. The third transfer into the private family LLCs brought the beneficial ownership of Ms. Shreve to the reporting threshold. There was a fourth transfer of 716,000 shares by Dr. Bruce Bainum into one of the existing LLCs on April 7, 2010.

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the Issuer identified in Item 5(a) are held by trusts, corporations, LLCs or partnerships, other beneficiaries, shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities and Ms. Shreve has no right to receive such dividends or proceeds.

(e)	Ownership of Less than Five Percent:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Except as noted above, the Reporting Person has no other contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011

/s/ Christine A. Shreve
Christine A. Shreve